15047133

3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
FEB 26 2015
WASH., D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. STERLING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1393 VETERANS MEMORIAL HIGHWAY SUITE 412N
(No. and Street)

HAUPPAUGE	NEW YORK	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH DEPIETTO, CPA 516-326-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEPIETTO CPAs PC
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVENUE/SUITE C110	LAKE SUCCESS	NEW YORK	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERBERT A. ORR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. STERLING SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public

GEORGE GOLDMAN
Notary Public, State of New York
No. 01GO4929400
Qualified in Suffolk County
Commission Expires May 2, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. STERLING SECURITIES, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

U.S. STERLING SECURITIES, INC.
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2014

CONTENTS

Facing page and Oath/Affirmation		**1-4**
Report of Independent Registered Public Accounting Firm		**5**
Financial Statements		
Statement of Financial Condition		**6**
Statement of Operations		**7**
Statement of Changes in Stockholder's Equity		**8**
Statement of Cash Flows		**9**
Notes to Financial Statements		**10-14**
Supplement Schedule(s)		
Schedule 1	Computation of Net Capital Pursuant to 15c3-1	**15**
Report of the Independent Registered Public Accounting Firm For the Exemption Report		**16**
Schedule 2	Firm Exemption Report	**17-18**
Schedule 3	Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)	**19**
Firm's Amended Form SIPC-7		**20-21**

DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave / Suite C110
Lake Success, New York 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities, Inc.

We have audited the accompanying financial statements of U.S. Sterling Securities, Inc. a New York corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. U.S. Sterling Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of U.S. Sterling Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of U.S. Sterling Securities, Inc.'s financial statements. The supplemental information is the responsibility of U.S. Sterling Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DePietto CPA PC

DePietto CPA, PC
Lake Success, New York
February 24, 2015

U.S. STERLING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$ 65,295
Deposits with clearing organization	100,000
Receivable from clearing organization	29,988
Security deposits	18,355
TOTAL ASSETS	$ 213,638

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 43,859
	43,859
Stockholders' equity:	
Common stock; $1 par value , 100 shares authorized	
10 shares issued and outstanding	10
Additional paid in capital	175,114
Retained earnings	(5,345)
Total Stockholders' Equity	169,779
LIABILITIES AND STOCKHOLDERS' EQUITY	$ 213,638

See Accountants' Audit Report and Notes to Financial Statements.

U.S. STERLING SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Period Ended December 31, 2014

Revenues:	
Commissions	$ 498,182
Interest income	214
Other income	898
Total Revenues	499,294
Expenses:	
Legal & Accounting	$ 13,300
Administrative fees	360,329
Bank charges	287
Clearing fees	51,388
Computer and Internet	2,667
Insurance expense	6,111
Office expense	3,450
Outside service	2,250
Regulatory expenses	23,721
Rent expense	29,337
Repairs and maintenance	1,875
Telephone	2,750
Utilities	2,725
Total expenses	500,190
Net Income(loss)	$ (896)

See Accountants' Audit Report and Notes to Financial Statements.

U.S. STERLING SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period Ended December 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Equity
Balance - January 1, 2014	$ 10	$ 175,114	$ (4,449)	$ 170,675
Additional paid in capital				$ -
Dividends paid				$ -
Net Income(loss)	-	-	(896)	(896)
Balance - December 31, 2014	$ 10	$ 175,114	$ (5,345)	$ 169,779

See Accountants' Audit Report and Notes to Financial Statements.

U.S. STERLING SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2014

Cash flows from operating activities:		
Net Income(loss)	$	(896)
Adjustments to reconcile net income to net cash flows from operating activities:		
Receivable from clearing organization		(7,910)
Accounts payable		(26,187)
Total adjustments		(34,097)
Net cash used in operating activities		(34,993)
Net cash flows from financing activities		
NET CHANGE IN CASH AND CASH EQUIVALENTS		(34,993)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		200,287
CASH AND CASH EQUIVALENTS - END OF YEAR	$	165,294

See Accountants' Audit Report and Notes to Financial Statements.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2014

NOTE 1: Nature of Business

Organization

U.S. Sterling Securities Inc. (The Company) was incorporated in the State of New York on March 10, 1992 when it commenced domestic USA market operations. The company is a registered broker-dealer with current membership in the Financial Industry Regulatory Authority (FINRA) and is duly registered as a broker-dealer with participating NASAA State administrators in 48 States. The company is designated a registered Municipal Broker by the Municipal Securities Rulemaking Board (MSRB) and is a current member of the (Securities Investor Protection Corporation (SIPC). All of the Company's executable trades are cleared through its clearing agent, First Southwest Company. The company has from time to time entered into or maintained, selling agreements for non-executing securities transaction with federal or state registered or licensed institutions, or other permitted entities. The company is classified by its Designated Regulatory Authority (DRA,) FINRA, as an Institutional non-clearing introducing broker-dealer.

NOTE 2: Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2014, the Company's cash did not exceed the limit. At December 31, 2014, the Company did not have any cash equivalents.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2014

NOTE 2: Summary of Significant Accounting Policies (cont.)

Revenues

The Company earns commission revenue from effecting trades in U.S. equity that are listed on an exchange debt securities as offered federal or state institutions are large qualified corporate issuers. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification *("ASC") 740, Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and* their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2014

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level I: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2014, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard..

NOTE 4: New Accounting Pronouncements

On July 30, 2013 the SEC released the final amendment to Rule 17a-5, Reports to Be Made by Certain Brokers and Dealers. The rule requires a broker-dealer that claims an exemption from Rule l5c3-3 throughout the most recent fiscal year to file an annual exemption report. The exemption report will include statements where the broker-dealer indicates that it has met the identified exemption provision throughout the most recent fiscal year without exception and if applicable, identifies each exception and briefly describes the nature of each exception. All broker-dealers will also be required to file Form Custody that will provide information on whether a broker-dealer maintains custody of customer and non-customer assets.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2014

NOTE 5: Deposit with Clearing Broker

The Company maintains cash deposited with First Southwest Company ("FSC") pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on December 10, 1998 with additional amendments added through August 28, 2007, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2014, the Company had $100,000 deposited with FSC. The deposit does not represent an ownership interest in FSC.

NOTE 6: Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with First Southwest Company ("FSC"). The Company's Clearing Agreement with FSC provides that FSC's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, FSC records customer transactions on a settlement date basis, which is generally three business days after the trade date. FSC is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FSC may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by FSC is charged back to the Company.

The Company, in conjunction with FSC, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. FSC establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

NOTE 7: Income Taxes

The Company operates as a C Corporation and is therefore subject to federal and state income tax. The provisions for corporate taxes accrued as of December 31, 2014 were $0 for federal income tax and NYS corporate tax.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2014

NOTE8: Commitment and Contingencies

Future lease payments on the rental of office space are as follows:

Year	Rent expense
2015-2016	$35,916

The rent expense at December 31, 2014 was $29,337

NOTE9: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2014, the Company had a net capital of $153,171 which was $53,171 in excess of its required net capital of $100,000. The Company's net capital ratio was 17.85%. Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k) (2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Southwest Company ("FSC") and promptly transmits all customer funds and securities to FSC. FSC carries all of the accounts of such customers and maintains and preserves such books and records. The company has filed and Exemption report and has no exceptions for the fiscal year ending December 31, 2014 as evidenced in the report.

NOTE9: Related Party Transaction

The Company maintains a service agreement from U.S. Sterling Capital Corp., a related party, which provides professional and administrative staff, facilities and services necessary or appropriate for the conduct of the Company's business operations.

NOTE10: Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2014, through the date of issuance of these financial statements on February 24, 2015. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

SCHEDULE 1

U.S. STERLING SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

For the Period Ended December 31, 2014

	Orig. Filing X-17A-5 USSI
NET CAPITAL	
Equity	$ 171,526
Deductions and/or charges	
Non-allowable assets:	
Other assets	18,355
Total non-allowable assets	18,355
Tentative Net Capital	153,171
Haircuts	0
Net Capital (15c3-1)	$ 153,171
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 27,343
Total indebtedness	$ 27,343
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 100,000
or greater of	
100,000 Minimum net capital 15c3-1	
Excess net capital	$ 53,171
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 33,171
Ratio: Aggregate indebtedness to net capital	.18 to 1.0

Any nonmaterial differences may be due to rounding.

See Accountants' Audit Report and Notes to Financial Statements.

DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave / Suite C110
Lake Success, New York 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) U.S. Sterling Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Sterling Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) and (2) U.S. Sterling Securities Inc. stated that U.S. Sterling Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Sterling Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Sterling Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DePietto CPA PC

DePietto CPA PC
Lake Success, New York
February 24, 2014

SCHEDULE 2

U.S. Sterling Securities, Inc.

2014 Exemption Report Pursuant to 15c3-3

U.S. Sterling Securities, Inc., the firm, is a duly registered broker-dealer to the best of its knowledge and belief has met, affirms and attests to the following information, declaration and statements, as the report herein, is true, accurate and factual, which is the status of the firm at all times during its most recent fiscal year ending December 31, 2014 (I) that the firm maintained at all times the exemption provisions in paragraph k2(ii) Specifically the mechanism of the exceptive provision, the functional application of the regulation as applied in the this report to the is operative as U.S. Sterling Securities is a non-carrying broker-dealer who is claiming an exemption from Rule 15c3-3and therefore is required to file (i) an Exemption Report asserting that it is exempt from the provisions of Rule 15c3-3 because it meets one or more of the conditions with respect to its business activities under Rule 15c3-3(k) and (ii). Specifically, the firm has relied upon (the following which is the firms attesting statement that identifies the provisions in paragraph (k) of SEC Rule 15c3 -3, under which in this report, the firm relied):

The firm is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with its clearing broker or dealer, which is identified as First Southwest Company, and the firm promptly transmits all customer funds and securities to the clearing broker or dealer who carries all of the accounts of the firms customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of applicable sections of 15c3, as are customarily made and kept by a clearing broker or dealer, of Rule 15c3-3 throughout the most recent fiscal year ending December 31, without any exception, actual or apparent; there are no exceptions noted for the firm for fiscal year December 31, 2014.

The firm further attests and represents in this exemption report it has met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2014 without exception; therefore to the best of its knowledge, it has not identified any exception during the during this time.

The firm attests it has had no customer complaints that are relevant to the broker's or dealer's compliance with the exemption provisions during its most recent fiscal year ending December 31, 2014.

The firm as a introducing broker does not accept cash, checks or other monies or drafts, or other capital instruments used in commerce from its institutional or retail customers in the normal course of business; all capital transfers are directly wired from the established institution account or engaged customer directly to the clearing firm, First Southwest Company; customers must provide checks or wires directly to the clearing firm as the firm does not take possession or control of check, drafts, or other instruments or securities. Therefore the firm was not in violation of the provisions of paragraph SEA Rule 15c3-3(b)(1) or SEA 15c3-3(c)(7) regarding physical possession or control of customers' securities, or receipt and redelivery (turnaround); the firm has established supervisory procedures in the event a draft or other instrument was or is received and therefore is in compliance operating pursuant to the (k)(2)(ii) exemptive provision requiring transmission of customer funds and securities by noon of the next business day following receipt by the firm; the firm has no record of any receipt of any draft, instrument, security or monetary instrument as an affirmative record in its most recent fiscal year ending December 31, 2014.

The firm attests its compliance system was effective during the most recent fiscal year ended December 31, 2014: The firms internal controls over compliance was effective as of December 31, 2014; the firm has reviewed and conducted internal review and internal audit and believes it was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 and provides reasonable assurance therein; the firm maintains its books and record and all the information used to state our interim and year end report was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as derived from our books and records. U.S. Sterling's management is responsible for establishing and maintaining our system of internal control over our compliance. The firm expresses and provides its reasonable assurance that it complies with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, and the rules promulgated by our Designated Examining Authority, Financial Industry Regulatory Authority, FINRA.

U.S. Sterling Securities, the firm, acknowledging its management's responsibility for compliance with the identified exemption provisions throughout the fiscal year ending December 31, 2014.

All of the affirmative statements of the firms report herein, and all of the associated filings along with its books and records and all assertions thereof, are the responsibility of the firm's management.

The firm has made available to the auditor all records and other information relevant to the firms assertions, including all communications from regulatory agencies, internal auditors, or others who perform an equivalent function, compliance functions, and other agents or auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report which applies to the most recent fiscal year ending December 31, 2014.

The firm, U. S. Sterling Securities, states that there were, subsequent to the period addressed in the firms report herein and all of our assertions hereof, no known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions, as report in this report.

Attested:

U.S. STERLING SECURITIES, INC.

By: ______________________ Date 2/20/2015

Chief Compliance Officer

SCHEDULE 3

DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave / Suite C110
Lake Success, New York 11042
T. 516.326.9200 F. 516.326.1100

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of U.S. Sterling Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by U.S. Sterling Securities Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating U.S. Sterling Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. U.S. Sterling Securities Inc.'s management is responsible for U.S. Sterling Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Amended Form SIPC-7 of $56 with respective cash disbursement records entries of $0 less overpayments applied of $335 of which $96 utilized on SIPC-6 leaving $183 overpaid on Amended SIPC-7 (SIPC 7 – overpayment carried forward), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Amended Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers (P&L and SSOI), noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers (SIPC 7) supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment of $239 applied to the current assessment with the Amended Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA PC

DePietto CPA PC
Lake Success, NY 11042
February 24, 2015

– AMENDED SUBMISSION –

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15**************180*****************Mixed AADC 220
047052 FINRA DEC
US STERLING SECURITIES INC
1393 VETERAN MEMORIAL HWY STE 412N
HAUPPAUGE NY 11788-3300

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
GE. GOLDMAN 631360-2829

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 56
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0)
C.	Less prior overpayment applied	(239)
D.	Assessment balance due or (overpayment)	(183)
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (183)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 0	
H.	Overpayment carried forward $(183)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US STERLING SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of FEBRUARY, 20 15

CEO/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$499,294
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	51,388
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	412,229
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	13,300
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	476,917
2d. SIPC Net Operating Revenues	$22,377
2e. General Assessment @ .0025	$56
	(to page 1, line 2.A.)